Exhibit 5.1

June 21, 2021

VIQ Solutions Inc.

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1 Canada

Dear Sir/Madam:

Re:	Registration Statement on Form S-8 of VIQ Solutions Inc.

We have acted as Canadian counsel to VIQ Solutions Inc. (the “Corporation”), a corporation existing under the laws of the Province of Ontario, Canada, in connection with the Registration Statement on Form S-8 to be filed by the Corporation (the “Registration Statement”) with the United States Securities and Exchange Commission relating to the registration under the Securities Act of 1933, as amended, of an aggregate of 3,224,110 common shares in the capital of the Corporation (the “Shares”) consisting of: (i) 939,600 Shares issuable upon the exercise of stock options (“Legacy Stock Options”) granted pursuant to the Corporation’s Stock Option Plan initially approved by shareholders of the Corporation (“Shareholders”) on December 23, 2004 (the “Legacy Stock Option Plan”); (ii) 66,667 Shares issuable on the payout of deferred share units (“Legacy DSUs”) granted pursuant to the Corporation’s Deferred Share Unit Plan (the “Legacy DSU Plan”) initially approved by Shareholders on June 17, 2015; and (iii) 2,217,843 Shares issuable pursuant to the Corporation’s Omnibus Equity Incentive Plan first approved by Shareholders on April 29, 2021 (the “Omnibus Plan”), including Shares subject to outstanding stock options and restricted share units under the Omnibus Plan.

In connection with the opinions herein expressed, we have examined such documents and corporate records of the Corporation and considered such questions of law as we have deemed necessary or appropriate as the basis for such opinions. In such examinations, we have assumed the genuineness of all signatures, the legal capacity of all individuals signing any documents, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as notarial, certified, conformed, electronic or photostatic copies thereof and the completeness and accuracy of the corporate records of the Corporation. We have examined the Registration Statement.

We are solicitors qualified to practice law in the Province of Ontario. We express no opinion as to any laws or matters governed by any laws other than the laws of the Province of Ontario and the federal laws of Canada applicable therein, in each case as in force on the date hereof. We have no obligation to update this opinion.

Based upon and subject to the foregoing, we are of the opinion that:

(1)	the Shares underlying the Legacy Stock Options have been duly authorized in accordance with applicable law and when issued in accordance with the terms of the Legacy Stock Option Plan, such Shares will be validly issued as fully paid and non-assessable;

(2)	the Shares underlying the Legacy DSUs have been duly authorized in accordance with applicable law and when issued in accordance with the terms of the Legacy DSU Plan, such Shares will be validly issued as fully paid and non-assessable; and

(3)	the Shares underlying the Omnibus Plan have been duly authorized in accordance with applicable law and when issued in accordance with the terms of the Omnibus Plan, such Shares will be validly issued as fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement or any Prospectus relating thereto.

Yours truly,

“McMillan LLP”